BLACK SANDS ENTERTAINMENT

Company Deck 2023

LIFETIME SALES

$3 million in lifetimes sales

200,000 units sold

MILLION DOLLAR EDUCATIONAL SALES CHALLENGE

- **Hire**: Sales reps with educational sales experience.
- **Hit**: Hit $500,000 in sales per semester with schools and libraries.
- **Expand**: Assign regional directors to control re-order process
- **Maintain**: Maintain 1 million in sales per semester
- **Dominate**: Hit 2 million in sales per semester by 2025.

DEVELOPMENT **TRACTION**

COMICS

- Comic Development
  - Black Sands gaining traction.
  - Season one almost complete.
  - Expanding Black Sands Universe to increase general sales.
  - Invested 100k in new titles from other creators.
  - Got a return of a net $120,000.
  - Now publish over 50 chapters of comics.

DEVELOPMENT CAREER

OPPORTUNITES

- Positions Most likely needed
  - Editor
  - Writer/ghost writer
  - Artist
  - Lore Master

B2B
TRACTION
DISTRIBUTION

- Sales
  - Established strong relationships with Amazon via Publisher's Group West.
  - Media partnerships
  - Key social justice influencers.
  - Started School Distribution.

B2B Career Opportunites

- Expansion
  - Account Managers
  - Regional Directors
  - Scouts
  - PR
  - Influencers

Multi-Media **Traction**

- Media besides Books
  - Secured video game production team.
  - Finished development of Black Sands series / shows
  - Currently scouting for distribution and funding for said shows.
  - Novels and Novellas run being implemented
  - Animating 11 episodes of the motion comic series on Youtube.

MULTI-MEDIA **CAREER**

OPPORTUNITES

- Production
  - Voice Acting
  - Studio Animation
  - Coding – Video games
  - UI Design
  - Project Managers
  - Casting Director

KEY INITIATIVES POST REG CF

- Finish production of Youtube Series. (Net Negative)
- Massively invest in School Distribution (Net Neutral)
- Finish Video Game and a distribution deal. (Net Positive)
- Sell Rights to Animated Series (Net Positive)
- Massively increase production of Books (Net Positive)

Forward-looking projections cannot be guaranteed.

FUTURE INVESTMENT ROUNDS

We plan to do another CF round on May 7th to supercharge our efforts to expand.

If production of the video game is not exclusive to a platform, we will be funding the rest of development through a profit-sharing round.